As filed with the Securities and Exchange Commission on August 6, 2015

Registration No. 333-205907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Dermira, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	27-3267680
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

275 Middlefield Road, Suite 150

Menlo Park, California 94025

(650) 421-7200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas G. Wiggans

Chief Executive Officer and Chairman of the Board

275 Middlefield Road, Suite 150

Menlo Park, California 94025

(650) 421-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Douglas N. Cogen, Esq. Michael A. Brown, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94041 (415) 875-2300	Andrew L. Guggenhime Chief Operating Officer and Chief Financial Officer 275 Middlefield Road Suite 150 Menlo Park, California 94025 (650) 421-7200	Andrew S. Williamson, Esq. David G. Peinsipp, Esq. Charles S. Kim, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ 333-205907

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of ‘‘large accelerated filer,’’ ‘‘accelerated filer’’ and ‘‘smaller reporting company’’ in Rule 12b-2 of the Securities Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE AND INCORPORATION OF
CERTAIN INFORMATION BY REFERENCE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-205907), initially filed by the Registrant on July 28, 2015 and declared effective by the Securities and Exchange Commission on August 5, 2015. The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of replacing Exhibits 5.1 and 23.2 to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than replacing Exhibits 5.1 and 23.2 to the Registration Statement as contained in Item 16 of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a)              Exhibits

Exhibit Number	Description
5.1	Opinion of Fenwick & West LLP.
23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the Registrant’s Registration Statement on Form S-1 (File No. 333-205907) filed with the Securities and Exchange Commission on July 28, 2015).

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this 6th day of August 2015.

DERMIRA, INC.

By:	/s/ Thomas G. Wiggans
Thomas G. Wiggans
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas G. Wiggans	Chief Executive Officer and Chairman of the	August 6, 2015
Thomas G. Wiggans	Board (Principal Executive Officer)

	Chief Operating Officer and Chief Financial	August 6, 2015
/s/ Andrew L. Guggenhime	Officer (Principal Financial Officer and Principal
Andrew L. Guggenhime	Accounting Officer)

*	Chief Medical Officer and Director	August 6, 2015
Eugene A. Bauer

*	Director	August 6, 2015
David E. Cohen

*	Director	August 6, 2015
Fred B. Craves

*	Director	August 6, 2015
Matthew K. Fust

*	Director	August 6, 2015
Wende S. Hutton

*	Director	August 6, 2015
Mark D. McDade

*	Director	August 6, 2015
Jake R. Nunn

*	Director	August 6, 2015
William R. Ringo

* By: /s/ Andrew L. Guggenhime	Attorney-in-Fact	August 6, 2015
Andrew L. Guggenhime

II-2

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Fenwick & West LLP.
23.2	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the Registrant’s Registration Statement on Form S-1 (File No. 333-205907) filed with the Securities and Exchange Commission on July 28, 2015).